

November 21, 2013

Via E-mail
Miguel Dotres
Chief Executive Officer
OICco Acquisition IV, Inc.
4412 8th St., SW
Vero Beach, FL 32968

>   **Re: OICco Acquisition IV, Inc.**
>   **Amendment No. 9 to Registration Statement on Form S-1**
>   **Filed November 7, 2013**
>   **File No. 333-165760**

Dear Mr. Dotres:

We have reviewed your amended filing and response letter, and have the following comments. References to prior comments refer to those in our letter dated October 31, 2013.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the disclosures regarding your affiliated company OICco Acquisition I, Inc., that have been added to the filing in response to prior comments 1 and 2. You state in several places that at the closing of the exchange agreement between OICco Acquisition I and Imperial Automotive Group, Inc. (IAG), IAG "will become" a wholly-owned subsidiary of OICco Acquisition I and that OICco Acquisition I "will acquire" the business and operations of IAG. Please revise this disclosure to clarify that the events described occurred in the past. Please also revise the discussion of the individuals who "will become" directors of OICco Acquisition I to reflect the current situation with respect to management of that company and any relationship they have to your company.

2.   In response to prior comment 2, you have added disclosures stating that the funds raised by OICco Acquisition I in its initial public offering were released from escrow to the company on December 11, 2012 in connection with the IAG acquisition. You disclose

further that "[i]n July 2013 upon realizing that the expansion of the [IAG] business was not viable and there were only minimal assets in IAG, it was negotiated between the owners of IAG and OICco I that IAG would remain as a wholly owned subsidiary but that the initial consideration given in the acquisition transaction should be returned and that the owners of IAG would be separately compensated with a smaller amount of stock." As previously requested, given that OICco Acquisition I investors' funds were released from escrow in connection with an acquisition that appears to have subsequently been deemed unsuccessful, consider adding disclosure to your registration statement where appropriate discussing the significant aspects of this experience of your affiliated company and how such experience may be relevant and material to your potential investors. In this regard, you may wish to expand upon the discussion under the risk factor heading "Speculative nature of company's proposed operations…" on page 11.

Conflicts of Interest, page 27

3.   You disclose here that Mr. Dotres is the sole office and director of OICco Acquisition III, Inc., in addition to being the sole office and director of the company and of OICco Acquisition I and OICco Acquisition IV. The SEC filings of OICco Acquisition III do not indicate that Mr. Dotres is an officer or director of that company. Please revise or advise as appropriate.

Financial Statements

4.   Please revise to include interim financial statements for your quarterly period ended September 30, 2013, and update related disclosures, accordingly, to comply with Rule 8-08 of Regulation S-X. Additionally, obtain and file an updated consent from your auditors referencing the current amendment.

Exhibit 99a. Escrow Agreement

5.   We note that you have revised the escrow agreement in response to prior comment 10 from our letter dated October 31, 2013, but the signatures are still dated October 10, 2013. Please file an escrow agreement with updated signatures, including that of the escrow agent.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Branch Chief – Accounting, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Harold Gewerter, Esq.